Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

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November 29, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Financ[redacted]
450 – 5th Street NW
Washington, D.C.
20549

05013208

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated November 29, 2005

Enclosed is a copy of our News Release dated November 29, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

Adolf A. Petancic
President

RECEIVED
2005 DEC 12 P 3:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 29, 2005

For Immediate Release
TSX Venture: "DTA"

2nd AMENDMENT TO NON-BROKERED PRIVATE PLACEMENT FIRST ANNOUNCED ON NOVEMBER 16, 2005

Further to Dentonia's news releases of November 16, and November 22, 2005, and after discussions with the TSX Venture Exchange, the private placement has now been further amended as follows:

The number of units is limited to 18,000,000 consisting of:

a) 7,000,000 flow-through units at a subscription price of $0.20, consisting of one flow-through share and one non-flow-through, non-transferable warrant attached, exercisable over 2 years at $0.25 during the 1st year, and $0.35 during the 2nd year.

b) 11,000,000 non-flow-through units, at a subscription price of $0.15, consisting of one common share and one non-transferable warrant attached, exercisable over 2 years, at $0.25 during the 1st year and at $0.35 during the 2nd year.

If all units are subscribed for, $1,400,000 flow-through funds and $1,650,000 non-flow-through funds will be realized.

The non-flow-through funds together with funds on hand will be used for general corporate purposes and for Dentonia's pro rata contribution to bulk sample (3,000 tonnes) of the DO27 kimberlite at Lac de Gras, NWT, at a total estimated cost of $13,000,000, of which Dentonia will contribute $822,900.

The flow-through funds will be used to explore the Thomlinson Creek Molybdenum Prospect, located near Hazelton, central British Columbia, at an estimated cost of $300,000, to drill 5 core holes, and at the Atkinson Gold Prospect, located below James Bay, Porcupine Mining Division, Ontario, at an estimated cost of $400,000.

To date Dentonia has expended on the overburden covered Atkinson Gold Prospect between $350,000 to $400,000, on acquisition costs, on line cutting, geophysical surveys, and the drilling of 3 core holes at the Horner and Atkinson West claim blocks..

The current geological hypothesis is that the ore bodies at the Abitibi Greenstone Belt were formed as massive sulphides on the sea floor, at least 43 ore bodies have been identified with reserves or past production of 250,000 to 20,000,000 ounces of gold, (refers to "Geology of

Ontario", OGS special volume 4, part 2), and some of these ore bodies remained and were mined as massive sulphides. Some, during subsequent deformations were transformed by hydrothermal process into auriferous pyretic-stock-work veins, an example of the latter are the Agnico – Eagle ore bodies.

The ore bodies have general widths ranging from 2m to 60m, and the ore composition is usually pyrite-pyrrhatite-chalcopyrite with associated stringer mineralization.

Also note that gold exceeded the price of US$500 an ounce on November 28, 2005 and prediction have been made that gold may reach a price of US$1,000 an ounce within a few years, see Newmont's Gold Price Prediction, The Globe and Mail, November 25, 2005.

For further description of the ore bodies in the Abitibi Greenstone Belt, please refer to "Geology of Canadian Mineral Deposit Types", Geological Survey of Canada, 1995, page 190-195.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President